Exhibit 3.1
CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES D CONVERTIBLE PREFERRED STOCK

The undersigned, Chief Financial Officer of Spherix Incorporated, a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent on April 2, 2013;

WHEREAS, the Board of Directors is authorized within the limitations and restrictions stated in the Certificate of Incorporation of the Corporation, as amended, to provide by resolution or resolutions for the issuance of five million (5,000,000) shares of Preferred Stock, par value $0.0001 per share, of the Corporation, in such series and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as the Corporation’s Board of Directors shall fix by resolution or resolutions providing for the issuance thereof duly adopted by the Board of Directors; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of Preferred Stock and the number of shares constituting such series;

NOW, THEREFORE, BE IT RESOLVED:

Section 1. Designation and Authorized Shares.  The Corporation shall be authorized to issue one million four hundred eighty-eight thousand one hundred and fifty-two (1,488,152) shares of Series D Preferred Stock, par value $0.0001 per share (the “Series D Preferred Stock”).

Section 2. Stated Value.  Each share of Series D Preferred Stock shall have a stated value of $0.0001per share (the “Stated Value”).

Section 3. Liquidation.

(a) Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series D Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefor, a preferential amount in cash equal to the greater of (i) the Stated Value or (ii) the amount the holder would receive as a holder of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”), if such holder had converted the Series D Preferred Stock immediately prior to such liquidation, dissolution or winding up (without regard to any limitations on conversion or beneficial ownership herein or elsewhere).  All preferential amounts to be paid to the holders of Series D Preferred Stock in connection with such liquidation, dissolution or winding up shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to the holders of (i) any other class or series of capital stock whose terms expressly provide that the holders of Series D Preferred Stock should receive preferential payment with respect to such distribution (to the extent of such preference) and (ii) the Corporation’s Common Stock.  If upon any such distribution the assets of the Corporation shall be insufficient to pay the holders of the outstanding shares of Series D Preferred Stock (or the holders of any class or series of capital stock ranking on a parity with the  Series D Preferred Stock as to distributions in the event of a liquidation, dissolution or winding up of the Corporation) the full amounts to which they shall be entitled, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full.

(b) Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible.  Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

Section 4. Voting.  Except as otherwise expressly required by law, each holder of Series D Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to the number of votes for each share of Series D Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited, equal to the number of shares of Common Stock such shares of Series D Preferred Stock are convertible into at such time, taking into account the Beneficial Ownership Limitations and Conversion Limits set forth in Section 5 herein.  Except as otherwise required by law, the holders of shares of Series D Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

Section 5. Conversion.

(a) Conversion Right. Each holder of Series D Preferred Stock may, from time to time, convert any or all of such holder’s shares of Series D Preferred Stock into fully paid and non-assessable shares of Common Stock in an amount equal to ten (10) shares of the Corporation’s Common Stock for each one (1) share of Series D Preferred Stock surrendered, subject to the limitations set forth in this Section 5.

(b) Conversion Procedure. In order to exercise the conversion privilege under this Section 5, the holder of any shares of Series D Preferred Stock to be converted shall give written notice to the Corporation at its principal office that such holder elects to convert such shares of Series D Preferred Stock or a specified portion thereof into shares of Common Stock as set forth in such notice (the “Conversion Notice”, and such date of delivery of the Conversion Notice to the Corporation, the “Conversion Notice Delivery Date”). Within three (3) Trading Days following the Conversion Notice Delivery Date, the Corporation shall issue and deliver a certificate or certificates representing the number of shares of Common Stock determined pursuant to this Section 5 (the “Share Delivery Date”).  In case of conversion under this Section 5 of only a part of the shares of Series D Preferred Stock represented by a certificate surrendered to the Corporation, the Corporation shall issue and deliver a new certificate for the number of shares of Series D Preferred Stock which have not been converted, upon receipt of the original certificate or certificates representing shares of Series D Preferred Stock so converted.  Until such time as the certificate or certificates representing shares of Series D Preferred Stock which have been converted are surrendered to the Corporation and a certificate or certificates representing the Common Stock into which such shares of Series D Preferred Stock have been converted have been issued and delivered, the certificate or certificates representing the shares of Series D Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Series D Preferred Stock have been converted. The Corporation shall pay all documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock issuable upon conversion of the Series D Preferred Stock.  For purposes of this Certificate of Designation, (i) a “Trading Day” means (A) a day on which the Common Stock is traded on a Trading Market (as defined below), or (B) if the Common Stock is not listed on a Trading Market, a day on which the Common Stock is traded on the over the counter market, as reported by the OTC Bulletin Board (the “Bulletin Board”), or (C) if the Common Stock is not quoted on the Bulletin Board, a day on which prices for the Common Stock are reported on the OTCQB published by OTC Market Group, LLC (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Stock is not listed, quoted or reported as set forth in (A), (B) and (C) hereof, then Trading Day shall mean a business day and (ii) “Trading Market” means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market, the New York Stock Exchange or the NYSE MKT, LLC.

(c)           Maximum Conversion.

(i)
Notwithstanding anything to the contrary set forth in this Certificate of Designation, at no time may all or a portion of shares of Series D Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder) more than 4.99% of all of the Common Stock outstanding at such time (the “4.99% Beneficial Ownership Limitation”); provided, however, that upon the holder providing the Corporation with sixty-one (61) days’ advance notice (the “4.99% Waiver Notice”) that such holder would like to waive this Section 5(c) (i) with regard to any or all shares of Common Stock issuable upon conversion of the Series D Preferred Stock, this Section 5 (c) (i) will be of no force or effect with regard to all or a portion of the shares of Series D Preferred Stock held by such holder referenced in the 4.99% Waiver Notice.

(ii)
Notwithstanding anything to the contrary set forth in this Certificate of Designation, at no time may all or a portion of Series D Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by such holder at such time, would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.99%  of the then issued and outstanding shares of Common Stock outstanding at such time (the “9.99% Beneficial Ownership Limitation” and collectively with the 4.99% Beneficial Ownership Limitation, the “Beneficial Ownership Limitations” and the lower of the 9.99% Beneficial Ownership Limitation and the 4.99% Beneficial Ownership Limitation then in effect, the “Maximum Percentage”)).

(iii)	By written notice to the Corporation, a holder of Series D Preferred Stock may from time to time decrease the Maximum Percentage to any other percentage specified in such notice.

(iv)
For purposes of this Section 5, in determining the number of outstanding shares of Common Stock, a holder of Series D Preferred Stock may rely on the number of outstanding shares of Common Stock as reflected in (1) the Corporation’s most recent Form 10-K, Form 10-Q,  Current Report on Form 8-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Corporation or (3) any other notice by the Corporation setting forth the number of shares of Common Stock outstanding.  For any reason at any time, upon the written or oral request of a holder of Series D Preferred Stock, the Corporation shall within one (1) business day confirm orally and in writing to such holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including shares of Series D Preferred Stock, held by such holder and its affiliates since the date as of which such number of outstanding shares of Common Stock was reported, which in any event are convertible or exercisable, as the case may be, into shares of the Corporation’s Common Stock within 60 days’ of such calculation and which are not subject to a limitation on conversion or exercise analogous to the limitation contained herein.  The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 5 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

(d) Buy-In.  If, by the Share Delivery Date, the Corporation fails for any reason to deliver the shares of Common Stock issuable upon conversion of the Series D Preferred Stock, as set forth in the Conversion Notice, and after such Share Delivery Date, the converting holder purchases, in an arm’s length open market transaction or otherwise, shares of Common Stock (the “Covering Shares”) in order to make delivery in satisfaction of a sale of Common Stock by the converting holder (the “Sold Shares”), which delivery such converting holder anticipated to make using the shares to be issued upon such conversion (a “Buy-In”), the converting holder shall have the right to require the Corporation to pay to the converting holder the Buy-In Adjustment Amount.  The Corporation shall pay the Buy-In Adjustment Amount to the converting holder in immediately available funds immediately upon demand by the converting holder. For purposes of this Certificate of Designation, the term “Buy-In Adjustment Amount” means the amount equal to the excess, if any, of (i) the converting holder’s total purchase price (including brokerage commissions, if any) for the Covering Shares associated with a Buy-In, over (ii) the net proceeds (after brokerage commissions, if any) received by the converting holder from the sale of the Sold Shares.  By way of illustration and not in limitation of the foregoing, if the converting holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover a Buy-In, with respect to shares of Common Stock it sold for net proceeds of $10,000, the Buy-In Adjustment Amount which the Corporation will be required to pay to the converting holder will be $1,000.

(e) Additional Conversion Limitations.  Subject to the Beneficial Ownership Limitations of Section 5(c) herein, which shall be in addition to the maximum conversion limitations set forth in Section 5(c)(1) and (2) herein, the holder of the Series D Preferred Stock may not convert such Series D Preferred Stock in excess of the Conversion Limit.  For purposes of this Section 5(e), “Conversion Limit” shall be defined as that number of shares of Common Stock as shall equal 15% (the “Volume Percentage”) of the greater of: (i) the trading volume of the Corporation’s Common Stock on the Conversion Notice Delivery Date or (ii) the average trading volume of the Corporation’s Common Stock for the ten (10) Trading Days immediately prior to the Conversion Notice Delivery Date.  Notwithstanding the foregoing, if the Corporation’s Common Stock trades at a price of at least Twelve Dollars ($12.00) per share on the Conversion Notice Delivery Date, then the Volume Percentage for purposes of this Section 5(e) shall equal 20%.  Notwithstanding the foregoing, the holder of Series D Preferred Stock may convert such shares of Series D Preferred Stock so held without regard to the Conversion Limit if the Corporation’s Common Stock trades at a minimum price of Fifteen Dollars ($15.00) per share on the Conversion Notice Delivery Date.  For the absence of doubt the foregoing shall be subject to the Beneficial Ownership Limitations of Section 5(c) herein.  The Conversion Limit will be applicable to all holders of Series D Preferred Stock and, if waived, terminated or modified by the Corporation for any holder, such Conversion Limit will be deemed waived, terminated or modified (as the case may be), and such waiver, termination or modification shall be equally applicable to all holders of the Series D Preferred Stock, provided however, that if any condition must be satisfied or consideration provided for such waiver, modification or termination, each holder of Series D Preferred Stock shall be required to satisfy such condition or provide such consideration (accounting for each holder’s pro rata share) in order to be entitled to the benefits of such waiver, termination or modification.

(f) Legends. Each certificate evidencing Series D Preferred Stock shall contain a legend reflecting the terms of any restrictions on conversions as provided in this Section 5(c).

Section 6. Other Provisions.

(a) Reservation of Common Stock.  The Corporation shall at all times reserve from its authorized Common Stock a sufficient number of shares to provide for conversion of all Series D Preferred Stock from time to time outstanding.

(b) Record Holders.  The Corporation and its transfer agent, if any, for the Series D Preferred Stock may deem and treat the record holder of any shares of Series D Preferred Stock as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.  Upon request, the Corporation will provide the total number of issued and outranking shares of Series D Preferred Stock to any holder thereof.

Section 7. Restriction and Limitations.  Except as expressly provided herein or as required by law so long as any shares of Series D Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series D Preferred Stock, take any action which would adversely and materially affect any of the preferences, limitations or relative rights of the Series D Preferred Stock.

Section 8. Certain Adjustments.

(a) Stock Dividends and Stock Splits.  If the Corporation, at any time while the Series D Preferred Stock is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to the Series D Preferred Stock), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, each share of Series D Preferred Stock shall receive such consideration as if such number of shares of Series D Preferred had been, immediately prior to such foregoing dividend, distribution, subdivision, combination or reclassification, the holder of the number of shares of Common Stock into which it could convert at such time; provided, however, to the extent that a holder’s right to participate in any such dividend, distribution, subdivision, combination or reclassification would result in the holder exceeding the Maximum Percentage, if applicable, then the holder shall not be entitled to participate in such dividend, distribution, subdivision, combination or reclassification to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such dividend, distribution, subdivision, combination or reclassification to such extent) and the portion of such dividend, distribution, subdivision, combination or reclassification shall be held in abeyance for the benefit of the holder until such time, if ever, as its right thereto would not result in the holder exceeding the Maximum Percentage, at which time such holder shall be delivered such dividend, distribution, subdivision, combination or reclassification  to the extent as if there had been no such limitation).  Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b) Fundamental Transaction. If, at any time while the Series D Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another association, corporation, individual, partnership, limited liability company, trust or any other entity or organization (each, a “Person”), (B) the Corporation effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, (D) the Corporation consummates a transaction pursuant to which another Person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the aggregate ordinary voting power represented by all of the Common Stock outstanding at such time, or (E) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of this Series D Preferred Stock, each holder of Series D Preferred Stock shall have the right to receive, for each share of Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of such shares of Common Stock (without regard to any limitations on conversion herein or elsewhere); provided, however, to the extent that a holder’s right to receive securities of the Successor Entity would result in the holder exceeding the Maximum Percentage, if applicable, then the holder shall not be entitled to receive such shares to such extent (or to beneficially own any shares of common stock (or their equivalent) of the Successor Entity as a result of such consideration to such extent) and the portion of such shares shall be held in abeyance for the benefit of the holder until such time, if ever, as its right thereto would not result in the holder exceeding the Maximum Percentage, at which time such holder shall be delivered such shares to the extent as if there had been no such limitation).  The provisions of this Section 8(b) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of the Series D Preferred Stock.

For purposes of this Certificate of Designation, “Successor Entity” means the Person, which may be the Corporation, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market, the New York Stock Exchange, the NYSE MKT, LLC, the OTCBB or the OTCQB (each, an “Eligible Market”), Successor Entity shall mean such entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on the Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

Section 9. Equal Treatment of Holders. No consideration (including any modification of this Certificate of Designation or related transaction document) shall be offered or paid to any person or entity to amend or consent to a waiver or modification of any provision of this Certificate of Designation or related transaction document unless the same consideration is also offered to all of holders of the outstanding shares of Series D Preferred Stock.  For clarification purposes, this provision constitutes a separate right granted to each holder by the Corporation and negotiated separately by each holder, and is intended for the Corporation to treat all holders of the Series D Preferred Stock as a class and shall not in any way be construed as such holders acting in concert or as a group with respect to the purchase, disposition or voting of the Series D Preferred Stock or otherwise.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this __day of April 2013.

By:________________________
Name:
Title: